EXHIBIT 12.1

BEA Systems, Inc.

Ratio of Earnings to Fixed Charges

(in thousands)

	Fiscal years ended January 31,
	2003	2002	2001	2000	1999
Income (loss) before income taxes	119,823	(4,268)	$47,462	$(5,657)	$(46,726)
Add fixed charges	46,151	45,814	35,426	29,385	16,615

Earnings (as defined)	$165,974	$41,546	$82,888	$23,728	$(30,111)

Fixed charges:
Interest expense(1)	22,087	22,259	22,674	12,363	10,426
Portion of rent expense representative of interest	21,936	21,395	10,321	7,779	5,528
Amortization of debt premium and issuance costs	2,128	2,160	2,431	9,243	661

Total fixed charges	$46,151	$45,814	$35,426	$29,385	$16,615

Ratio of earnings to fixed charges	3.60	*	2.34	*	*

*	Earnings (as defined) were insufficient to cover fixed charges by $4,268, $5,657 and $46,726 for the fiscal years ended January 31, 2002, 2000, and 1999, respectively.
(1)	Excludes debt conversion premium of $236 and $8,054 in fiscal 2001 and 2000, respectively, which is included in amortization of debt premium and issuance costs.